June 15, 2010

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:	Nucor Corporation

File No. 001-04119

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy filed March 25, 2010

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated May 20, 2010. Our responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-K for the year ended December 31, 2009

Exhibit 13 – 2009 Annual report

Business, page 1

1.	In future filings, please provide disclosure on your competitive conditions including, where material, the identity of the markets in which you compete, an estimate of the number of your competitors and the principal methods of competition pursuant to Item 101(c)(1)(x) of Regulation S-K.

We acknowledge the Staff’s comment and, in future filings, beginning with the 2010 Form 10-K, we will include the requested disclosure.

Mr. Terence O’Brien

United State Securities and Exchange Commission

June 15, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.	You state on page 22 that the decrease in gross margins was offset by a $466.9 million LIFO credit. You also briefly discuss that the 2009 results included the negative impact of $420.0 million from the accelerated consumption of high-cost pig iron inventories and how certain inventories were purchased prior to the collapse of the economy. Please tell us and revise MD&A, in future filings, to disclose the facts and circumstances surrounding the $466.9 million LIFO credit in light of historical LIFO charges. Discuss changes in the LIFO reserve during the reporting periods and the relationship with changes in the market for your raw materials. Ensure that your revised disclosure of the LIFO credit explains in detail how pricing of certain inventories and its consumption impacted the LIFO charges in 2007 and 2008 and credit in 2009.

We acknowledge the Staff’s comment and, in future quarterly filings, beginning with the 10-Q for the second quarter of 2010, we will include the following disclosure in our MD&A:

Nucor’s gross margins are significantly impacted by the application of the LIFO method of accounting. LIFO charges or credits for interim periods are based on management’s estimates of both inventory costs and quantities at year-end. The actual amounts will likely differ from these estimated amounts, and such differences may be significant. Annual charges or credits are largely based on the relative changes in cost and quantities year over year, primarily within raw material inventory in the steel mills segment. Gross margin was negatively impacted by LIFO charges of $XX million in the second quarter of 2010 and $XX million in the first half of 2010, compared with credits of $125.0 million in last year’s second quarter and $230.0 million in the first half of 2009. The current year LIFO charges reflect management’s expectations of increasing costs and quantities in inventory at December 31, 2010 relative to prior year-end. The LIFO credits in the same periods in 2009 were attributable to management’s expectations in the prior year of decreasing costs and quantities in inventory at December 31, 2009 relative to December 31, 2008.

In future Form 10-K filings, beginning with 2010, we will expand our disclosure of LIFO in MD&A, updated with current year data as applicable, as follows:

Mr. Terence O’Brien

United State Securities and Exchange Commission

June 15, 2010

The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2009 decreased 38% as compared to December 31, 2008. The tons on hand of scrap and scrap substitutes within our steel mills segment at December 31, 2009 decreased 63% from the December 31, 2008 levels. The decreases in cost and tons in ending inventory as compared to the prior year resulted in a LIFO credit of $466.9 million in 2009. These decreases were attributable to both the reduced demand for steel and related raw materials and our accelerated consumption of high-cost pig iron inventories, primarily at our sheet mills, during the first nine months of 2009. The high-cost pig iron inventories were purchased prior to the collapse of both the economy and scrap/pig iron pricing in the fourth quarter of 2008.

Nucor incurred a LIFO charge of $341.8 million in 2008, compared with a charge of $194.3 million in 2007. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2008 increased 54% as compared to December 31, 2007 while quantities on hand year-over-year for these same raw materials increased 26%. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2007 increased 19% as compared to December 31, 2006 while quantities on hand year-over-year for these same raw materials increased 7%.

Liquidity and Capital Resources, page 26

3.	We note disclosure of your $1.3 billion revolving credit facility. In future Form 10-K filings, please include this credit facility in your exhibit index pursuant to Item 601(b)(10)(i) of Regulation S-K or explain to us why you are not required to do so.

We do not believe that the credit facility is material to us and, therefore, we do not believe that we are required to include it in our exhibit index pursuant to Item 601(b)(10)(i) of Regulation S-K. We made one technical, immaterial draw five years ago upon initially entering into this credit facility and repaid that draw within thirty days. Since that time, we have had no need to access the facility for liquidity purposes and we have not drawn on the facility. Nucor’s conservative financial practices, which have served the Company well in the past, are continuing to serve the Company well in today’s depressed market conditions. These conservative financial practices continue to make it highly unlikely that we will need to draw upon the credit facility for liquidity reasons. Our cash and cash equivalents and short-term

Mr. Terence O’Brien

United State Securities and Exchange Commission

June 15, 2010

investments position remained robust at $2.0 billion as of April 3, 2010, the end of our most recent fiscal quarter, representing 15.6% of total assets and 37.8% of total liabilities. As of the same date, our current ratio was 3.5 (compared to 4.2 as of fiscal year-end 2009). The only long-term debt maturity we have over the next two years is a $6.0 million industrial development bond maturing in the current fiscal year. We have also reduced our current spending on capital expenditures and maintenance of our facilities to very low levels.

We expect that funds provided from operations, cash and cash equivalents, and short-term investments will be adequate to meet our future capital expenditure and working capital requirements for existing operations for at least the next 24 months. When we make such a statement in our annual and quarterly reports, we always include a reference in the statement to our credit facility solely to make investors aware we have this “backstop” source of liquidity in the unlikely event that it should be needed.

Should such facts and circumstances change so that the credit facility becomes material to us, we will include it in our exhibit index to our Form 10-K.

Definitive Proxy Statement filed March 25, 2010

Long-Term Incentives, page 23

4.	In future filings, please explain how actual performance resulted in the LTIP payout for each named executive officer. We note disclosure of the 2009 ROAIC of 33.95% and the award of 148.75% of the number of shares in the target LTIP award. Please explain the actual ranking achieved, and how the actual ranking relative to the Steel Comparator Group and the General Industry Group resulted in the LTIP payout for each named executive officer. Consider providing an illustrative example of how the actual payout is calculated.

We acknowledge the Staff’s comment and, in future filings, beginning with the 2011 proxy statement, we will include the following disclosure, updated with current year data, as appropriate:

Long-Term Incentives

Long-term incentives are used to balance the short-term focus of the AIP by rewarding performance over multi-year periods and growth in long-

Mr. Terence O’Brien

United State Securities and Exchange Commission

June 15, 2010

term stockholder value. Executive Officers receive long-term incentives in the following forms:

•	Cash and restricted stock through a three-year performance based Long-Term Incentive Plan;

•	Restricted Stock Units (“RSUs”) that vest over time; and

•	RSUs that may be granted if certain levels of ROE are achieved.

The Committee believes that half of the three-year Long-Term Incentive Plan awards should be earned relative to performance as compared to the Steel Comparator Group and half earned relative to the General Industry Comparative Group. The Committee believes that this plan design provides an incentive to perform better than industry competitors as well as other capital-intensive companies. The Committee also believes it is appropriate to encourage retention through time-vesting RSUs with an opportunity to earn more RSUs based on performance that become vested at retirement.

As discussed above, the level of long-term incentive grants was established in 2003 and reaffirmed in 2008 when the plans were approved by stockholders. The Committee periodically benchmarks total compensation to ensure the grant sizes are still competitive and reasonable.

The Long-Term Incentive Plan

Executive Officers earn incentive compensation under the Long-Term Incentive Plan (“LTIP”) based on Nucor’s performance during the LTIP’s performance periods. The performance periods commence every January 1 and last for three years.

The target award under the LTIP for each performance period is a number of shares of Nucor common stock. The target number of shares is determined by dividing 85% of each Executive Officer’s annual base salary rate as of the beginning of the performance period by the closing price of Nucor common stock on the day immediately preceding the first day of the performance period. The last trading day immediately preceding the first day of the performance period ended December 31, 2009 was December 29, 2006 when the stock closed at $54.66. The targets for the performance period ended December 31, 2009 were as follows:

Mr. Terence O’Brien

United State Securities and Exchange Commission

June 15, 2010

Executive Officer	Base Salary Rate at the Beginning of the Performance Period	85% of Base Salary	Nucor Stock Price	Target Award Number of Shares
	(A)	(A x 85%)	(B)	(A x 85% /B)
Daniel R. DiMicco	$755,000	$641,750	$54.66	11,741
Terry S. Lisenby	$424,200	$360,570	$54.66	6,597
John J. Ferriola	$385,700	$327,845	$54.66	5,998
Hamilton Lott, Jr.	$385,700	$327,845	$54.66	5,998
D. Michael Parrish	$385,700	$327,845	$54.66	5,998

The maximum award that an Executive Officer may earn under the LTIP is equal to 200% of the target number of shares or 170% of the Executive Officer’s base salary as of the beginning of the performance period.

Fifty percent (50%) of the LTIP award is based on Nucor’s ROAIC for the performance period relative to the Steel Comparator Group based on the table below. The remaining 50% of the award is based on Nucor’s ROAIC for the performance period relative to the General Industry Comparator Group based on the table below.

A maximum award of 200% may be earned if the Company achieves a rank of 1 or 2 relative to the Steel Comparator Group (which earns 100% of target) and achieves a rank of 1 or 2 relative to the General Industry Comparator Group (which earns an additional 100% of target).

Steel Comparator Group (1)

Rank	Award as a % of Target
1 or 2	100%
3	75%
4	60%
5	45%
6	25%
7	0%

General Industry Comparator Group (1)

Rank	Award as a % of Target
1 or 2	100%
3 or 4	75%
5 or 6	60%
7 or 8	50%
9 or 10	40%
11	25%
12 or 13	0%

(1)	These tables represent the potential awards based on the LTIP performance period that began January 1, 2009. The comparator group for other performance periods may include more or less comparator companies. The potential awards are adjusted to reflect the number of comparator companies in the group. In addition, the Company’s ROAIC must be at least equal to the median ROAIC of the companies in the S&P 500 Materials Index.

Mr. Terence O’Brien

United State Securities and Exchange Commission

June 15, 2010

One-half of each LTIP award is paid in cash and the remainder is paid in restricted stock. Restricted stock vests one-third on each of the first three anniversaries of the award date, or upon the Executive Officer’s attainment of age 55, death or disability while employed by Nucor.

An Executive Officer may defer delivery of the restricted stock portion of an LTIP award until the Executive Officer’s retirement or other termination of employment. Nucor does not provide an incentive for the deferral of LTIP restricted stock awards. Dividend equivalents are paid in cash on deferred restricted stock awards within 30 days of when stockholders are paid.

2009 Performance

Nucor’s ROAIC of 33.95% for the LTIP performance period that began January 1, 2007 and ended December 31, 2009 was ranked first relative to members of the Steel Comparator Group and ranked third relative to the General Industry Comparator Group. These rankings resulted in the following performance award as a percentage of targets:

Performance Measure	Percentage Calculated	Ranking	Performance Award as a % of Target	Performance Award as a % of Base Salary as of the Beginning of the Performance Period
ROAIC – Steel Comparator Group	33.95%	1	100%	85%
ROAIC General Industry Comparator Group	33.95%	3	75%	63.75%
Total			175%	148.75%

The resulting payouts were as follows:

Executive Officer	Target Award Number of Shares	Performance Award as a % of Target	Shares Earned
Daniel R. DiMicco	11,741	175%	20,546
Terry S. Lisenby	6,597	175%	11,544
John J. Ferriola	5,998	175%	10,496
Hamilton Lott, Jr.	5,998	175%	10,496
D. Michael Parrish	5,998	175%	10,496

The Company paid one-half of the LTIP award in cash and the other half in the form of restricted shares of Nucor’s common stock in March 2010.

The LTIP worked as intended. Through 2008, the LTIP for the period ended December 31, 2009 was on track to pay at the maximum 200% of

Mr. Terence O’Brien

United State Securities and Exchange Commission

June 15, 2010

the target number of shares. However, the 2009 loss significantly reduced the LTIP Executive Officers earned.

The target LTIP award is denominated in shares of Nucor stock at the beginning of each three-year LTIP performance period to expose executive officers to changes in Nucor’s stock price during the performance period. When Nucor’s stock price appreciates during a performance period, the value of the LTIP award made at the end of the performance period increases. If the stock price declines during a performance period, the value of the LTIP award decreases. The LTIP for the period ended December 31, 2009 was negatively impacted as the stock price was higher at grant then when awarded.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President